

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

Mail Stop 3561

November 4, 2008

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

> **Re:** **General Metals Corporation**
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **Filed June 5, 2007**
> **File No. 0-30230**

Dear Mr. Forbush:

We issued comments to you on the above captioned filings on March 13, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 18, 2008, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 18, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robert Babula at 202-551-3339 or the undersigned at (202) 551-3377 if you have any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief